SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30280; 812-14026]

Blackstone Alternative Alpha Fund, <u>et al.</u>; Notice of Application

November 26, 2012

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 18(c) and 18(i) of the Act and for an order pursuant to section 17(d) of the Act and rule 17d-1 under the Act.

<u>Summary of Application</u>: Applicants request an order to permit certain registered closed-end management investment companies to issue multiple classes of shares of beneficial interest ("Shares") and to impose asset-based service and/or distribution fees and contingent deferred sales loads ("CDSCs").

<u>Applicants</u>: Blackstone Alternative Alpha Fund (the "Feeder Fund"), Blackstone Alternative Alpha Master Fund (the "Master Fund"), Blackstone Alternative Asset Management L.P. (the "Adviser") and Blackstone Advisory Partners L.P. (the "Distributor").

<u>Filing Dates</u>: The application was filed on April 13, 2012, and amended on September 19, 2012.

<u>Hearing or Notification of Hearing</u>: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on December 24, 2012, and should be accompanied by proof of service on the applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's

interest, the reason for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

 Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F

Street, NE, Washington, DC 20549-1090; Applicants, c/o Peter Koffler, Esq., Blackstone

Alternative Asset Management L.P., 345 Park Avenue, 28th Floor, New York, NY 10154.

For Further Information Contact: Laura L. Solomon, Senior Counsel, at (202) 551-6915 or

Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management,

Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for

the file number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

      1.   The Feeder Fund and the Master Fund are continuously offered non-diversified

closed-end management investment companies registered under the Act and organized as

Massachusetts business trusts. The Feeder Fund operates as a feeder fund in a master-feeder

structure and intends to invest substantially all of its assets in the Master Fund. The Master Fund

invests in non-traditional or "alternative" strategies which may include investment funds

commonly referred to as "hedge funds."

      2.   The Adviser, a Delaware limited partnership and wholly owned subsidiary of The

Blackstone Group L.P., is registered as an investment adviser under the Investment Advisers Act

of 1940 and serves as investment adviser to the Feeder Fund and the Master Fund. The

Distributor, a broker-dealer registered under the Securities Exchange Act of 1934 ("1934 Act"), acts as the principal underwriter of the Feeder Fund. The Distributor is under common control

with the Adviser and is an affiliated person, as defined in section 2(a)(3) of the Act, of the

Adviser.

3.   The Feeder Fund continuously offers its Shares[1] to the public under the Securities Act

of 1933, as amended (the "Securities Act").   Shares of the Feeder Fund are not listed on any

securities exchange and do not trade on an over-the-counter system such as Nasdaq. Applicants

do not expect that any secondary market will develop for the Shares.

4.   The Feeder Fund currently offers a single class of Shares (the "Initial Class") at net

asset value per share subject to a sales load and annual asset-based service and distribution fee

and proposes to issue multiple classes of Shares. The Feeder Fund proposes to offer a new Share

class (the "New Class") at net asset value that may (but would not necessarily) be subject to a

front-end sales load and an annual asset-based service and/or distribution fee. The Feeder Fund

intends to continue to offer Initial Class Shares, subject to a sales load, a service and/or

distribution fee, and minimum purchase requirements.

5.   In order to provide a limited degree of liquidity to shareholders, the Feeder Fund may

from time to time offer to repurchase Shares at their then current net asset value in accordance

with rule 13e-4 under the 1934 Act pursuant to written tenders by shareholders.[2] Repurchases

will be made at such times, in such amounts and on such terms as may be determined by the

Feeder Fund's board of trustees ("Board"), in its sole discretion.[3] The Adviser expects to

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[1] "Shares" includes any other equivalent designation of a proportionate ownership interest of the Feeder Fund (or any other registered closed-end management investment company relying on the requested order).

[2] Likewise, the Master Fund's repurchase offers are conducted pursuant to rule 13e-4 under the 1934 Act.

[3] Shares are subject to an early withdrawal fee at a rate of 2% of the aggregate net asset value of the shareholder's Shares repurchased by the Feeder Fund (the "Early Withdrawal Fee") if the interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of those Shares is less than one year. The Early

ordinarily recommend that the Board authorize the Feeder Fund to offer to repurchase Shares from shareholders quarterly.

6. Applicants request that the order also apply to any other continuously offered registered closed-end management investment company existing now or in the future for which the Adviser, the Distributor, or any entity controlling, controlled by, or under common control with the Adviser or the Distributor acts as investment adviser or principal underwriter, and which provides periodic liquidity with respect to its Shares through tender offers conducted in compliance with rule 13e-4 under the 1934 Act.[4]

7. Applicants represent that any asset-based service and/or distribution fees will comply with the provisions of rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. ("NASD Conduct Rule 2830") as if that rule applied to the Feeder Fund.[5] Applicants also represent that the Feeder Fund will disclose in its prospectus, the fees, expenses and other characteristics of each class of Shares offered for sale by the prospectus as is required for open-end multiple class funds under Form N-1A. As is required for open-end funds, the Feeder Fund will disclose its expenses in shareholder reports, and disclose any arrangements that result in breakpoints in or elimination of sales loads in its prospectus.[6] The Feeder Fund and the

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Withdrawal Fee will equally apply to all shareholders of the Feeder Fund, regardless of class, consistent with section 18 of the Act and rule 18f-3 under the Act. To the extent the Feeder Fund determines to waive, impose scheduled variations of, or eliminate the Early Withdrawal Fee, it will do so consistently with the requirements of rule 22d-1 under the Act and apply uniformly to all shareholders of the Feeder Fund.

[4] The Feeder Fund and any other investment company relying on the requested relief will do so in a manner consistent with the terms and conditions of the application. Applicants represent that any person presently intending to rely on the requested relief is listed as an applicant.

[5] All references to NASD Conduct Rule 2830 include any successor or replacement rule that may be adopted by the Financial Industry Regulatory Authority ("FINRA").

[6] See Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release) (requiring open-end investment companies to disclose fund expenses in shareholder reports); and Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release) (requiring open-end

Distributor will also comply with any requirements that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements as if those requirements applied to the Feeder Fund and the Distributor.[7]

8.   The Feeder Fund will allocate all expenses incurred by it among the various classes of Shares based on the net assets of the Feeder Fund attributable to each class, except that the net asset value and expenses of each class will reflect distribution fees, service fees, and any other incremental expenses of that class. Expenses of a Feeder Fund allocated to a particular class of Shares will be borne on a pro rata basis by each outstanding Share of that class. Applicants state that the Feeder Fund will comply with the provisions of rule 18f-3 under the Act as if it were an open-end investment company.

9.   In the event the Feeder Fund imposes a CDSC, the applicants will comply with the provisions of rule 6c-10 under the Act, as if that rule applied to closed-end management investment companies. With respect to any waiver of, scheduled variation in, or elimination of the CDSC, the Feeder Fund will comply with rule 22d-1 under the Act as if the Feeder Fund were an open-end investment company.

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investment companies to provide prospectus disclosure of certain sales load information).

[7] See, e.g., Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions and Certain Mutual Funds and Other Securities, and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release).

Applicants' Legal Analysis:

Multiple Classes of Shares

1.   Section 18(c) of the Act provides, in relevant part, that a closed-end investment company may not issue or sell any senior security if, immediately thereafter, the company has outstanding more than one class of senior security. Applicants state that the creation of multiple classes of Shares of the Feeder Fund may be prohibited by section 18(c).

2.   Section 18(i) of the Act provides that each share of stock issued by a registered management investment company will be a voting stock and have equal voting rights with every other outstanding voting stock. Applicants state that permitting multiple classes of Shares of the Feeder Fund may violate section 18(i) of the Act because each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

3.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction or any class or classes of persons, securities or transactions from any provision of the Act, or from any rule under the Act, if and to the extent such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants request an exemption under section 6(c) from sections 18(c) and 18(i) to permit the Feeder Fund to issue multiple classes of Shares.[8]

4.   Applicants submit that the proposed allocation of expenses and voting rights among multiple classes is equitable and will not discriminate against any group or class of shareholders. Applicants submit that the proposed arrangements would permit the Feeder Fund to facilitate the distribution of its Shares and provide investors with a broader choice of shareholder options.

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[8] The Master Fund will not issue multiple classes of its shares and is an applicant because of the master-feeder structure.

Applicants assert that the proposed closed-end investment company multiple class structure does not raise the concerns underlying section 18 of the Act to any greater degree than open-end investment companies' multiple class structures that are permitted by rule 18f-3 under the Act. Applicants state that the Feeder Fund will comply with the provisions of rule 18f-3 as if it were an open-end investment company.

CDSCs

1.   Applicants believe that the requested relief meets the standards of section 6(c) of the Act. Rule 6c-10 under the Act permits open-end investment companies to impose CDSCs, subject to certain conditions. Applicants state that any CDSC imposed by the Feeder Fund will comply with rule 6c-10 under the Act as if the rule were applicable to closed-end investment companies. The Feeder Fund also will disclose CDSCs in accordance with the requirements of Form N-1A concerning CDSCs as if the Feeder Fund were an open-end investment company. Applicants further state that the Feeder Fund will apply the CDSC (and any waivers or scheduled variations of the CDSC) uniformly to all shareholders in a given class and consistently with the requirements of rule 22d-1 under the Act.

Asset-Based Service and/or Distribution Fees

1.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under section 17(d) and rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of

the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

2.	Rule 17d-3 under the Act provides an exemption from section 17(d) and rule 17d-1 to permit open-end investment companies to enter into distribution arrangements pursuant to rule 12b-1 under the Act. Applicants request an order under section 17(d) and rule 17d-1 under the Act to permit the Feeder Fund to impose asset-based service and/or distribution fees. Applicants have agreed to comply with rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies.

Applicants' Condition:

The Feeder Fund agrees that any order granting the requested relief will be subject to the following condition:

Applicants will comply with the provisions of rules 6c-10, 12b-1, 17d-3, 18f-3 and 22d-1 under the Act, as amended from time to time, or replaced as if those rules applied to closed-end management investment companies, and will comply with the NASD Conduct Rule 2830, as amended from time to time, as if that rule applied to all closed-end management investment companies.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary